Via Facsimile and U.S. Mail
Mail Stop 03-09


November 15, 2005


Mr. Miao Fuchun
Director and Vice President
China Life Insurance Company Limited
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China

Re:	China Life Insurance Company Limited
	Form 20-F for the fiscal year ended December 31, 2004

	File No.  001-31914

Dear Mr. Fuchun:

      We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources

Contractual Obligations and Commitments, page 111
1. We note that you are unable to determine the expected
settlement
period of your actuarial liabilities. We find it unusual based on similar companies that you are unable to estimate the expected settlement period of your actuarial liabilities. Please reconsider whether management can reasonably estimate the expected settlement period of the actuarial liabilities. If however, management cannot estimate the expected settlement period of its actuarial
liabilities
then please disclose why management cannot estimate the expected time
period of payments and how your inability to estimate timing of payments could affect the asset/liability management process, the reserving process, the future financial position and results of
operations of the Company.    Due to the significant nature of
these
liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of Item 5.F. of Form
20-F.

*    *    *    *

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRSEP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Miao Fuchun
China Life Insurance Company Limited
November 15, 2005
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